

October 9, 2009

By U.S. mail and facsimile

Mr. Robert Yuan, Principal Accounting Officer
China Fire & Security Group, Inc.
B-2508 TYG Center, C2
Dongsanhuanbeilu,
Chaoyang District, Beijing 100027,
People's Republic of China

> **RE:** **China Fire & Security Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 1-33588**

Dear Mr. Yuan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2008

Appendix A

Cautionary Statement Regarding Future Results, Forward-Looking Information and Certain Important Risk Factors, page 13

1. Refer to prior comment 2. We note the statement "Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations." As noted previously, since CFSG is required to disclose all risks that it believes are material at this time, please remove the statement in future filings.

Item 9A. Controls and Procedures, page 36

2. We have read your response to comment 9 and note the revised proposed disclosure you intend to include under Item 9A(c) regarding the changes that will be necessary to improve your internal control over financial reporting. Please confirm our understanding that your amendment to the Form 10-K will include a revised audit report in which your auditors will disclaim an opinion on this additional information which is outside of Item 308(a) of Regulation S-K.

3. We also note the last sentence of the proposed disclosure under this Item 9A(c) states "We anticipate the remedial actions described above will strengthen the Company's internal control over financial reporting, and will address the related material weaknesses that management identified at December 31, 2009." We assume you intended to refer to December 31, 2008. Please ensure your amendment refers to the correct date.

How Executive Compensation Is Determined, page 43

4. Refer to prior comments 11 and 13. Disclosure states that the bonuses of Messrs. Brian Lin and Xiaoyuan Yuan will be paid in full if CFSG's actual financial results "meet or beat" the financial guidance approved by the board of directors. Specify and quantify the financial guidance approved by the board of directors and the corresponding actual financial results achieved.

5. Refer to prior comment 12. Disclosure states that the actual compensation in 2008 for Messrs. Brian Lin and Xiaoyuan Yuan fell "within the targeted parameters." Clarify CSFG's how pay targets for 2008 compare to those of the comparison group, and specify where the actual compensation in 2008 fell within the targeted parameters.

Exhibits

6. Include the Section 1350 certifications as required by Item 601(b)(32) of Regulation S-K.

Exhibits 31.1 and 31.2

7. Refer to prior comment 20. Specify in paragraph 1 that this is amendment 1 to the annual report on Form 10-K of CFSG.

8. Refer to prior comment 20. As noted previously, paragraph (1) of the certifications adds the phrase "for the fiscal year ended December 31, 2008." Please delete the phrase.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do, Staff Accountant, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel at (202) 551-3728 or, in his absence, Brigitte P. Lippmann at (202) 551-3713, with any other questions

Sincerely,

Terence O'Brien
Branch Chief